Exhibit 99.1

Perion Reports Second Quarter 2025 Results

Revenue of $103 Million, Advertising Solutions grew 8% YoY, first increase since Q3‘23
Perion One platform continues to expand, introducing Performance CTV solution
Strong cash flow from operations and adjusted free cash flow

New York & Tel Aviv– August 11, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today reported its financial results for the second quarter ended June 30, 2025.

Second Quarter 2025 Financial Highlights1

In millions, except per share data	Three months ended			Six months ended
	June 30,			June 30,
	2025	2024	%	2025	2024	%
Advertising Solutions Revenue	$80.6	$74.4	8%	$150.3	$150.2	0%
Search Advertising Revenue	$22.4	$34.3	-35%	$42.0	$116.4	-64%
Total Revenue	$103.0	$108.7	-5%	$192.3	$266.5	-28%
Contribution ex-TAC (Revenue ex-TAC)	$47.6	$49.8	-4%	$87.3	$110.0	-4%
GAAP Net Income (Loss)	$(3.5)	$(6.2)	44%	$(11.8)	$5.6	NM
Non-GAAP Net Income	$12.0	$13.4	-11%	$17.3	$36.0	-52%
Adjusted EBITDA	$7.1	$7.7	-8%	$8.9	$28.0	-68%
Adjusted EBITDA to Contribution ex-TAC	15%	15%		10%	25%
Net Cash from Operations	$21.3	$(20.5)	NM	$14.2	$(13.6)	NM
Adjusted Free Cash Flow	$20.7	$(11.4)	NM	$13.3	$(4.9)	NM
GAAP Diluted EPS	$(0.08)	$(0.13)	38%	$(0.27)	$0.11	NM
Non-GAAP Diluted EPS	$0.26	$0.26	0%	$0.36	$0.71	-49%

1 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Business & Financial Highlights

●	Advertising Solutions revenue increased 8%, first YoY gain since Q3’23

●	Strong operating cash flow and adjusted free cash flow of $21.3 million and $ 20.7 million, respectively

●	Channels

o	DOOH revenue increased 35% YoY to $17.6 million

o	Web revenue increased 5% YoY to $53.1 million

o	CTV revenue decreased 5% YoY to $9.7 million

o	Search revenue decreased 35% YoY to $22.4 million

●	Retail Media[2] vertical revenue increased 27% YoY to $22.3 million

●
Greenbids synergies on track, winning custom algo deals from Perion's existing (non-Greenbids) customers, unlocking over one million dollars in booked business within the first 3 months post acquisition

●	Launch of Performance CTV Solution to capture share in $36B+ high-growth streaming ad market[3]

●	Expanding into Korea through strategic partnerships with KT Corporation and NHN AD, unlocking access to APAC’s high-growth $21B DOOH market

●	Expanding EMEA DOOH reach and growth through strategic partnerships in Europe

●	Anat Paran joins Perion as the new Chief Operating Officer, bringing a wealth of operational and organizational leadership

●	Second quarter share repurchase of 3.6 million shares for the amount of $33.4 million

●	Reiterating FY 2025 guidance

“Our second quarter financial performance reflects our progress and early validation of our Perion One strategy, marked by first quarter of year-over-year growth in Advertising Solutions revenue since the third quarter of 2023, signaling that we are beginning to reap the fruits of our transformation,” said Tal Jacobson, Perion’s CEO.

2 Retail Media revenue includes several media channels, such as CTV, DOOH, and others

3 2026 forecast for Connected TV ad spending in the U.S. according to eMarketer (July 2025)

“As our financial performance continues to improve, we are also making significant progress in executing our business strategy. The integration of Greenbids into Perion is fully on track, and we are already benefiting from tangible synergies, reflected in early wins of custom algorithm deals from existing and new customers,” added Mr. Jacobson. “Further expanding our Perion One platform offering, earlier today we announced the launch of our new performance CTV solution, enabling us to activate outcome-based video campaigns across premium streaming environments, with enhanced creative formats and advanced attribution. As CTV ad spend continues to shift toward performance-driven models, we believe this offering significantly strengthens our value proposition.”

“At the same time, our expansion into Korea, alongside new partnerships across Europe, marks another strong step in Perion’s global growth strategy,” Mr. Jacobson continued. “It reflects the trust leading companies place in our technology and the strength of our partnerships as we scale across both new and existing markets.”

Revenue and Trends by channel4

Channels	Q2 2025
	Revenue ($M)	% of Revenue	YoY Change
DOOH	17.6	17%	35%
CTV	9.7	9%	-5%
Web	53.1	52%	5%
Search	22.4	22%	-35%
Other	0.3	0%	-51%

6  Numbers may not add up due to rounding

Financial Outlook for Full-Year 20255

Based on current expectations, the Company is reiterating its full-year 2025 outlook ranges:

●	Revenue of $430 to $450 million

●	Adjusted EBITDA[6] of $44 to $46 million

●	Adjusted EBITDA[6] to contribution ex-TAC[6] of 22% at the midpoint

Mr. Jacobson concluded: “While 2025 is a year of transition and transformation for Perion, our financial and business performance represent another meaningful step forward in our journey to cement Perion as a one-stop solution for brands, agencies, and retailers, and become the platform of choice for CMOs seeking transparency, efficiency, and measurable performance across digital channels.”

Share Repurchase Program

●	In March 2025, Perion’s Board of Directors authorized a $50 million expansion of the previously authorized share repurchase program of $75 million of its outstanding shares, to a total of $125 million

●	During the second quarter of 2025, the company repurchased a total of 3.6 million shares at a total amount of $33.4 million.

●	As of June 30, 2025, the company repurchased a total of 9.6 million shares at a total amount of $86.7 million.

5  We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

6  Adjusted EBITDA and Contribution ex-TAC are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Financial Comparison for the Second Quarter of 2025

Revenue: Revenue decreased by 5% to $103.0 million in the second quarter of 2025 from $108.7 million in the second quarter of 2024. Advertising Solutions revenue increased 8% year-over-year, accounting for 78% of revenue, primarily due to a 35% increase in Digital Out of Home revenue and a 5% increase in our Web channel, partially offset by  5% decline in CTV revenue. Search Advertising revenue decreased by 35% year-over-year, accounting for 22% of revenue, following the previously announced changes implemented by Microsoft Bing in 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $55.4 million, or 54% of revenue, in the second quarter of 2025, compared with $58.9 million, or 54% of revenue, in the second quarter of 2024.

GAAP Net Income (Loss): GAAP net loss decreased by 44% to a loss of $3.5 million in the second quarter of 2025, compared with a GAAP net loss of $6.2 million in the second quarter of 2024.

Non-GAAP Net Income: Non-GAAP net income was $12.0 million, or 12% of revenue, in the second quarter of 2025, compared with $13.4 million, or 12% of revenue, in the second quarter of 2024. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $7.1 million, or 7% of revenue (and 15% of Contribution ex-TAC) in the second quarter of 2025, compared with $7.7 million, or 7% of revenue (and 15% of Contribution ex-TAC) in the second quarter of 2024. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash from operating activities in the second quarter of 2025 was $21.3 million, compared with $20.5 million that were used in the second quarter of 2024. Operating cash flow includes approximately $8 million in customer collection that shifted from March 2025 to April 2025.

Net cash: As of June 30, 2025, cash and cash equivalents, short-term bank deposits and marketable securities, amounted to $318.5 million, compared with $373.3 million as of December 31, 2024.

Conference Call
Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:
Registration link: https://perion-q2-2025-earnings-call.open-exchange.net/
A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.
Perion helps brands, agencies, and retailers maximize the value of their advertising investments with advanced AI and creative technologies. Its unified platform, Perion One, bridges media, data, and performance across digital channels to deliver superior results in an increasingly complex advertising environment.

For more information, visit www.perion.com

Non-GAAP Measures
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC and Adjusted EBITDA.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as income from operations excluding stock-based compensation expenses, restructuring costs, unusual legal costs, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, but excluding the purchase of property and equipment related to our new corporate headquarter office and the portion of the cash payment of contingent consideration in excess of the acquisition date fair value, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income (loss) and net earnings (loss) per share excluding stock-based compensation expenses, restructuring costs, unusual legal costs, retention and other acquisition-related expenses, amortization of acquired intangible assets and the related taxes thereon, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$80,571	$74,374	$150,276	$150,160
Search Advertising	22,410	34,317	42,047	116,351
Total Revenue	102,981	108,691	192,323	266,511

Costs and Expenses
Cost of revenue	13,037	11,299	25,378	22,784
Traffic acquisition costs and media buy	55,372	58,933	105,053	156,552
Research and development	8,945	10,112	17,397	19,923
Selling and marketing	19,529	18,044	37,254	34,134
General and administrative	9,170	10,003	18,546	19,755
Change in fair value of contingent consideration	-	1,541	-	1,541
Depreciation and amortization	4,294	4,773	7,766	9,331
Restructuring costs and other charges	-	6,895	1,322	6,895
Total Costs and Expenses	110,347	121,600	212,716	270,915

Loss from Operations	(7,366)	(12,909)	(20,393)	(4,404)
Financial income, net	3,583	5,703	6,990	11,189
Income (loss) before Taxes on income	(3,783)	(7,206)	(13,403)	6,785
Taxes on income (tax benefit)	(312)	(997)	(1,586)	1,226
Net Income (loss)	$(3,471)	$(6,209)	$(11,817)	$5,559

Net Earnings (loss) per Share
Basic	$(0.08)	$(0.13)	$(0.27)	$0.12
Diluted	$(0.08)	$(0.13)	$(0.27)	$0.11

Weighted average number of shares
Basic	42,032,856	48,733,540	43,442,062	48,268,786
Diluted	42,032,856	48,733,540	43,442,062	49,364,755

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$113,643	$156,228
Restricted cash	1,155	1,134
Short-term bank deposits	145,621	139,333
Marketable securities	59,715	77,774
Accounts receivable, net	162,875	164,358
Prepaid expenses and other current assets	30,929	22,638
Total Current Assets	513,938	561,465

Long-Term Assets
Property and equipment, net	10,277	8,916
Operating lease right-of-use assets	18,500	20,209
Goodwill and intangible assets, net	363,859	316,003
Deferred taxes	-	8,517
Other assets	610	416
Total Long-Term Assets	393,246	354,061
Total Assets	$907,184	$915,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$119,670	$122,005
Accrued expenses and other liabilities	33,938	32,848
Short-term operating lease liability	3,211	3,648
Deferred revenue	1,815	2,049
Short-term payment obligation related to acquisitions	3,203	1,300
Total Current Liabilities	161,837	161,850

Long-Term Liabilities
Payment obligation related to acquisition	19,553	-
Long-term operating lease liability	19,765	18,654
Deferred taxes	5,096	-
Other long-term liabilities	12,672	12,082
Total Long-Term Liabilities	57,086	30,736
Total Liabilities	218,923	192,586

Shareholders' equity
Ordinary shares	360	391
Additional paid-in capital	502,539	527,149
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive gain (loss)	1,564	(215)
Retained earnings	184,800	196,617
Total Shareholders' Equity	688,261	722,940
Total Liabilities and Shareholders' Equity	$907,184	$915,526

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income (loss)	$(3,471)	$(6,209)	$(11,817)	$5,559
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,294	4,773	7,766	9,331
Stock-based compensation expense	7,494	5,686	15,081	11,105
Foreign currency translation	(77)	7	(67)	29
Accrued interest, net	(1,216)	1,043	1,698	2,781
Deferred taxes, net	2,128	(1,403)	5,447	(1,835)
Accrued severance pay, net	151	(246)	(847)	(404)
Restructuring costs	-	6,895	1,322	6,895
Gain from sale of property and equipment	(12)	-	(37)	(8)
Net changes in operating assets and liabilities	12,001	(31,080)	(4,305)	(47,091)
Net cash provided (used in) by operating activities	$21,292	$(20,534)	$14,241	$(13,638)

Cash flows from investing activities
Purchases of property and equipment, net of sales	(1,074)	(692)	(2,771)	(1,131)
Capitalization of development costs	(413)	-	(413)	-
Investment in marketable securities, net of sales	6,922	3,644	18,493	1,709
Short-term deposits, net	(4,305)	40,401	(6,288)	22,712
Cash paid in connection with acquisitions, net of cash acquired	(26,566)	-	(26,566)	-
Net cash provided by (used in) investing activities	$(25,436)	$43,353	$(17,545)	$23,290

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	19	107	36	366
Payments of contingent consideration	-	(31,702)	-	(31,702)
Purchase of treasury stock	(33,257)	(20,052)	(39,758)	(20,052)
Net cash used in financing activities	$(33,238)	$(51,647)	$(39,722)	$(51,388)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	318	(35)	462	(113)
Net decrease in cash and cash equivalents and restricted cash	(37,064)	(28,863)	(42,564)	(41,849)
Cash and cash equivalents and restricted cash at beginning of period	151,862	175,962	157,362	188,948
Cash and cash equivalents and restricted cash at end of period	$114,798	$147,099	$114,798	$147,099

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenue	$102,981	$108,691	$192,323	$266,511
Traffic acquisition costs and media buy	55,372	58,933	105,053	156,552
Contribution ex-TAC	$47,609	$49,758	$87,270	$109,959

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Loss from Operations	$(7,366)	$(12,909)	$(20,393)	$(4,404)
Stock-based compensation expenses	7,494	5,686	15,081	11,105
Retention and other acquisition related expenses	2,452	1,713	4,330	3,509
Unusual legal costs	190	-	754	-
Change in fair value of contingent consideration	-	1,541	-	1,541
Amortization of acquired intangible assets	3,716	4,259	6,630	8,345
Restructuring costs	-	6,895	1,322	6,895
Depreciation	578	514	1,136	986
Adjusted EBITDA	$7,064	$7,699	$8,860	$27,977

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Net Income (loss)	$(3,471)	$(6,209)	$(11,817)	$5,559
Stock-based compensation expenses	7,494	5,686	15,081	11,105
Amortization of acquired intangible assets	3,716	4,259	6,630	8,345
Retention and other acquisition related expenses	2,452	1,713	4,330	3,509
Unusual legal costs	190	-	754	-
Change in fair value of contingent consideration	-	1,541	-	1,541
Restructuring costs	-	6,895	1,322	6,895
Foreign exchange losses (gains) associated with ASC-842	1,951	(155)	1,591	(165)
Taxes on the above items	(368)	(303)	(556)	(801)
Non-GAAP Net Income	$11,964	$13,427	$17,335	$35,988

Non-GAAP diluted earnings per share	$0.26	$0.26	$0.36	$0.71

Shares used in computing non-GAAP diluted earnings per share	46,513,985	51,215,652	47,594,734	50,876,487

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Net cash provided (used in) by operating activities	$21,292	$(20,534)	$14,241	$(13,638)
Purchases of property and equipment, net of sales	(1,487)	(692)	(3,184)	(1,131)
Free cash flow	$19,805	$(21,226)	$11,057	$(14,769)
Purchase of property and equipment related to our new corporate headquarter office	942	181	2,279	181
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	-	9,642	-	9,642
Adjusted free cash flow	$20,747	$(11,403)	$13,336	$(4,946)